Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Truth Social Migrates to Rumble Cloud

Rumble’s Infrastructure Propels Truth Social to New, Uncancellable Heights

LONGBOAT KEY, Fla., April 22, 2022 /PRNewswire/ — Today, the video platform Rumble announced that Truth Social, the social media platform created by the Trump Media & Technology Group (TMTG), has successfully migrated its website and mobile applications to Rumble’s cloud infrastructure. This migration will enable the Truth Social platform to scale significantly on a new and cancel-culture-free cloud platform. Truth Social’s move also marks the first significant customer to onboard with Rumble’s cloud services business.

“We are excited to partner with one of the fastest-growing social media companies on the internet. Providing top-notch cloud infrastructure is essential, and Truth Social users will start to see the fruits of our efforts immediately,” said Rumble CEO Chris Pavlovski.

“Yesterday, Truth Social and Rumble took a major stride toward rescuing the internet from the grip of the Big Tech tyrants. Our teams have worked tirelessly to realize this great endeavor. Rumble’s cloud infrastructure is second to none and will be the backbone for the restoration of free speech online for ages to come,” said CEO of TMTG Devin Nunes.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble’s mission is to restore the Internet to its roots by making it free and open once again. Additionally, the company announced in December 2021 the execution of a definitive business combination agreement with CF Acquisition Corp. VI (NASDAQ: CFVI). See the announcement here: https://corp.rumble.com.

About Trump Media & Technology Group

Trump Media & Technology Group (TMTG) is a social media and technology company. Truth Social, TMTG’s social media platform, is a Big Tech alternative that seeks to create a free-speech haven without viewpoint discrimination or oppressive censorship. In October 2021, TMTG announced that TMTG entered into a definitive merger agreement with Digital World Acquisition Company (NASDAQ: DWAC). To learn more, visit www.tmtgcorp.com.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) and those factors discussed in Digital World’s filings with the SEC and that that will be contained in the a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-

looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World intends to file with the SEC the Registration Statement, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.